June 28, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	VerifyMe, Inc.

Registration Statement on Form S-3

File No. 333-265852

Ladies and Gentlemen:

Reference is made to the Registration Statement on Form S-3 (File No. 333-265852) filed by VerifyMe, Inc. on June 27, 2022 (the “Registration Statement”).

Pursuant to Rule 473(c) of the Securities Act of 1933, as amended (the “Act”), the following delaying amendment, prescribed by Rule 473(a) of the Act, is hereby incorporated onto the facing page of the Registration Statement:

“The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such dates as the Commission, acting pursuant to said section 8(a), may determine.”

Should you have any questions regarding this delaying amendment or the Registration Statement, please contact Alexander R. McClean, Esq. of Harter Secrest & Emery LLP at (585) 232-6500.

VerifyMe, Inc.

By:	/s/ Margaret Gezerlis
Name:	Margaret Gezerlis
Title:	Chief Financial Officer

Cc: Alexander R. McClean, Esq.